SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant

to Rules 13d-1 (b), (c) and (d) and Amendments Thereto

Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G0135J 109**

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	There is no CUSIP number assigned to the Ordinary Shares (as defined below) of the Issuer (as defined below). CUSIP number 009411109 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “AMCN.” Each American Depositary Share represents 2 Ordinary Shares.

CUSIP No. G0135J 109	13G	Page 2 of 7 Pages

1	Name Of Reporting Person Global Earning Pacific Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,000,000 Ordinary Shares. Dan Shao may also be deemed to have sole voting power with respect to the above shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,000,000 Ordinary Shares. Dan Shao may also be deemed to have sole dispositive power with respect to the above shares.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.98%
12	Type of Reporting Person CO

CUSIP No. G0135J 109	13G	Page 3 of 7 Pages

1	Name of Reporting Person Dan Shao
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,584,214 Ordinary Shares[1]. Global Earning Pacific Limited may also be deemed to have sole voting power with respect to 10,000,000 of the above shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,584,214 Ordinary Shares[1]. Global Earning Pacific Limited may also be deemed to have sole dispositive power with respect to 10,000,000 of the above shares.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,584,214 Ordinary Shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 8.45%
12	Type of Reporting Person IN

1	Includes (i) 10,000,000 Ordinary Shares of the Issuer held by Global Earning Pacific Limited, (ii) 584,214 Ordinary Shares of the Issuer held by Ms. Dan Shao, represented by American Depositary Shares and acquired by Ms. Dan Shao in one or more open-market transactions.

CUSIP No. G0135J 109	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

AirMedia Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China

Item 2(a).	Name of Person Filing:

Global Earning Pacific Limited
Dan Shao (together with Global Earning Pacific Limited, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Global Earning Pacific Limited
c/o 17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China

Dan Shao
c/o 17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China

Item 2(c)	Citizenship:

Global Earning Pacific Limited – British Virgin Islands

Dan Shao – The People’s Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G0135J 109

CUSIP No. G0135J 109	13G	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of the date of this Schedule 13G:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Global Earning Pacific Limited	10,000,000	7.98%	10,000,000	0	10,000,000	0
Dan Shao	10,584,214	8.45%	10,584,214	0	10,584,214	0

Global Earning Pacific Limited, a British Virgin Islands company, is the record owner of 10,000,000 Ordinary Shares. Ms. Dan Shao is the sole owner and director of Global Earning Pacific Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. Dan Shao may be deemed to beneficially own all of the shares held by Global Earning Pacific Limited. Global Earning Pacific Limited acquired these shares from Wealthy Environment Limited, a British Virgin Islands company wholly owned and controlled by Mr. Herman Man Guo, Ms. Dan Shao’s husband, as a gift on March 2, 2010. Subsequently, Ms. Dan Shao purchased 584,214 Ordinary Shares, represented by American Depositary Shares, in one or more open-market transactions.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

CUSIP No. G0135J 109	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. G0135J 109	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2013

Global Earning Pacific Limited	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Director

Dan Shao	/s/ Dan Shao
Dan Shao

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement